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                           OAK BROOK CAPITAL II, INC.

                               360 Thames Street
                          Newport, Rhode Island 02840

                             Information Statement
                           Pursuant To Section 14(f)
                    of the Securities Exchange Act of 1934
                           and Rule 14f-1 Thereunder

                                    *******

INTRODUCTION


This Information Statement is being mailed on or before August 2, 1999, to holders of record on June 26, 1999, of shares of Common Stock ("Common Stock") of Oak Brook Capital II, Inc., a Colorado corporation (the "Company"). This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company, and is provided for information purposes only. No action on your part is sought or required.

On August 2, 1999, the Company will sign a Plan of Merger Agreement (the "Plan") with Americas Power Partners, Inc., a Delaware corporation ("APP") whereby APP shareholders will agree to receive one (1) share of newly issued common stock of the Company (the "Shares") for every one (1) share of APP each respective APP shareholder holds. The transaction with APP will be a private placement transaction in reliance upon an exemption from registration under the Securities Act of 1933.

The transaction will result in a change in control of the Company because following its exchange of the Shares, APP shareholders will own approximately 95.3% of the issued and outstanding Common Stock of the Company.

APP is acquiring control of the Company in anticipation of operating as a
Section 12 fully reporting company, pursuant to the rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") APP is an organization devoted to providing fully integrated environmental and operational control systems that address critical issues facing livestock growers. APP focuses attention on cost effective solutions to improve a growers bottom line.

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The obligation of APP to consummate the Plan and accompanying transactions is
subject to the satisfaction of certain conditions.   One such condition to the
obligations of APP is that Mark T. Thatcher and Gerard Werner resign their positions as directors and officers of the Company at the time of closing under the Plan after taking any and all steps necessary to appoint certain persons designated by APP to become directors of the Company.


DESIGNEES OF APP

TO THE COMPANY'S BOARD OF DIRECTORS


The following table sets forth certain information with respect to the persons designated by APP to be appointed to the Company's Board of Directors.


Name and                                Beneficially
Address                    Age          Owned Shares


David Pequet                            4.48%
105 E. First Street
Hinsdale, IL  60621

Mark Margason                           4.48%
105 E. First Street
Hinsdale, IL

Theodore Bogard                         4.48%
1030 Eulalia Road, NE
Atlanta, GA 30319

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OFFICERS

The names, titles and address of the persons who, upon the effective date of the Plan, shall constitute the officers of Oak Brook, and who shall hold office, subject to the By-Laws, until the first meeting of directors following the next annual meeting of shareholders, are as follows:

Name             Title                       Address

David Pequet     Chairman of the Board       105 E. First Street, Suite 101
                                             Hinsdale, IL 60521

Mark Margason    Chief Executive Officer     105 E. First Street, Suite 101
                                             Hinsdale, IL 60521

Thomas Smith     President                   222 West 3rd Street.
                                             Hinsdale, IL 60521

Larry G. Cox     Executive Vice President    4300 Bay Area Blvd., Suite 1731
                                             Houston, TX 77058

Theodore Bogard  Executive Vice President    1030 Eulalia Road, NE
                                             Atlanta, GA 30319

Biographical Information:

David Pequet, Engineering degree from Michigan State University 1974. Co-founder of MPI Investment Management, Mr. Pequet began his career in the securities industry in 1976. Mr. Pequet started the advisory firm, MPI Investment Management in 1986. MPI manages over $100 million dollars of pension fund moneys across the United States and overseas. During the past 11 years MPI has been nationally ranked several times for its superior investment performance. Prior to starting MPI, he was a leading fixed income specialist at Prudential Bache Securities. For the past three years he has directed power project development for Americas Power Holdings and its subsidiary companies. Mr. Pequet is also active in investment banking and sits on the board of directors of several corporations. Mr. Pequet is Chairman of the Board of Directors for Americas Power Partners.

Mark Margason, B.S.B.A. degree from the University 1977, MBA in finance from the University of Denver 1979. Mr. Margason has a fifteen-year banking and investment banking career in Chicago Illinois with American National Bank and Trust Company of Chicago, Mellon Bank, and Citicorp North America leveraged capital division. Mr. Margason has banking and operational management experience in a broad range of energy industries. Mr. Margason has served on the Board of Directors of an integrated natural gas resources company and directed power plant developments for Americas Power Holdings. Mr. Margason is CEO for Americas Power Partners.

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Thomas W. Smith,  B.S.B.A. degree from Miami University in Oxford, Ohio.  Mr.
Smith has over eighteen years experience in the development, project management, construction, operation and maintenance of power projects worldwide. He has obtained expert knowledge in equipment technologies for gas turbines, steam turbines, hydro turbines, reciprocating engines and steam systems. His project relations include fuel suppliers, engineering companies, construction firms, equipment manufacturers, O&M organizations, utilities and environmental agencies. Mr. Smith has served as Partner for Alternative Energy Consultants, VP of Project Development for Polsky Energy Corporation, VP of Sales and Marketing for U.S. Turbine Corporation (U.S.T.), National Sales Manager for International Power Technology (I.P.T.) and in various capacities for Westinghouse Electric Corporation. Mr. Smith is President of Americas Power Partners.

Larry G. Cox, P.E., B.S. Degrees from United States Naval Academy 1960, ten years in the nuclear submarine navy, eleven years in the Production Department of Exxon Company, USA and fourteen years with Parsons Corporation as a Principal Project Manager. Retired Captain in U.S. Navy Reserves.
Co-founder, President and four years with International Development Engineering Associates, Inc. an international power development engineering firm. Mr. Cox has 37 year of experience in business and project management. Project management experience includes numerous oil and gas production, transportation and processing projects on the Gulf Coast of Texas, the then record depth Santa Ynex offshore production project in California, the $1.5 billion Arco/Exxon East-Side Prudhoe Bay, the $900 million Endicot offshore Arctic production project and numerous refinery, environmental and international power development projects. Operations and maintenance management experience includes the then-largest 2 billion scf/d gas compression horsepower Exxon Gas System and major US oil field with oil and gas production, gas compression and power generation and distribution. Mr. Cox is Executive Vice President of Engineering for Americas Power Partners. Theodore Bogard, B.A. degree from Washington State University 1979, Business Management and Marketing. Eight years logistics experience on Alaska pipeline with Alyeska Trans Company and in Sudan Africa with Chevron Overseas Oil Exploration Group. Four years experience as partner in commercial real estate development company in Atlanta Georgia. Six years experience as partner of high-temp alloy metals recycling company in southeast United States. Mr. Bogard is Executive Vice President of Project Development and a founding shareholder of Americas Power Partners.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth as of June 26, 1999, information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock

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beneficially owned by them.


Name and Address                  Number of        Percent of
                                  Shares Owned     Class Owned
                                  Beneficially

Gerard Werner, Esq.(1)
C/O Law Offices of
Mark T. Thatcher
360 Thames Street
Newport, RI 02840                 552,600          45.00%

Mark T. Thatcher(1)
360 Thames Street
Newport, RI 02840                 552,600          45.00%

All directors and executive
officers as a group (2 persons)   1,105,200        90.00%


Change in Control

Upon closing under the Plan, APP shareholders will own 8,641,694 shares, representing approximately 95.3% of the Company's issued and outstanding Common Stock, and the current Oak Brook shareholders will own 428,000 shares, or 4.7% of the Company's issued and outstanding Common Stock. In addition, any currently outstanding Class A and Class B Warrants will be canceled. As a result, a change in control of the Company will have occurred.

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MANAGEMENT

The directors and executive officers currently serving the Company are as follows:


Name                  Age        Positions Held and Tenure

Gerard Werner         28         Vice President and a Director
                                 since May, 1998

Mark T. Thatcher      34         President and Director
                                 since May, 1998

There are no family relationships between any of the directors or officers of the Company.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors has not held any formal meetings during the fiscal year ending December 31, 1999.

EXECUTIVE COMPENSATION

At inception of the Company, its Directors, Mark T. Thatcher and Gerard Werner each received 552,500 shares of Common Stock valued at $0.0038 per share in consideration of pre-incorporation services rendered to the Company related to investigating and developing the Company's proposed business plan and capital structure, and completion of the incorporation and organization of the Company. No officer or director has received any other remuneration.
Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its sole officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

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It is possible that, after the Company successfully consummates the Plan with
APP, that APP may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to consummate the Plan outlined herein.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There is no public market for OAK BROOK Common Stock. The OAK BROOK Common Sock may be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in OAK BROOK Common Stock will occur.

With respect to financial and other information relating to  OAK BROOK, Mark
T. Thatcher, P.C., whose address is 360 Thames Street, Newport, Rhode Island 02840 will file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, OAK BROOK will provide without charge, upon the request of any stockholder, a copy of its Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998, to be filed with the Commission. Any such requests should be directed to the President of OAK BROOK, address 360 Thames Street, Newport, RI 02840.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company maintains a mailing address at the office of its legal counsel, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future.

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                                   *******

                THIS INFORMATION STATEMENT IS PROVIDED TO YOU
              FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
                         PART IS SOUGHT OR REQUIRED.


July 15, 1999